UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 6, 2013, entitled “Arcos Dorados Reports Second Quarter 2013 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 6, 2013

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS SECOND QUARTER 2013 FINANCIAL RESULTS

Achieved double-digit comparable sales and organic revenue growth on strong contribution from largest regions and successful marketing initiatives

Buenos Aires, Argentina, August 6, 2013 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today reported its unaudited results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

•
Revenues increased by 9.4% year-over-year to $989.2 million or by 16.9% on an organic basis. The reported results reflect double-digit comparable sales growth due to successful marketing initiatives and revenues from new restaurants.

•	Systemwide comparable sales increased by 11.6% year-over-year, driven by solid performances of the Company’s largest contributing countries.
•	Adjusted EBITDA remained stable at $67.4 million. Excluding currency translation and special items, Adjusted EBITDA grew 18.2% in comparison with 2Q12.
•
The Company reported net income of $8.8 million compared to $12.1 million the previous-year due primarily to lower operating results and higher foreign exchange losses resulting from currency depreciation.

“The achievement of double-digit comparable sales and organic revenue growth, despite low consumer activity in Brazil and continued economic weakness in Venezuela, underscores our brand strength, compelling marketing calendar, and management’s ability to leverage its deep experience so that it may deliver strong results in varying economic environments.”

“During the quarter, successful marketing activities drove traffic and reinforced our leadership position. The lifestyle changes resulting from the emergence of a strong middle class will continue providing strong demand for our products.”

“Our cost containment initiatives continue to gain traction, resulting in G&A leverage. First half results are on target and we currently expect to reach our full year guidance. We will continue to focus on the areas in our control such as marketing and promotions in order to sustain comparable sales growth”, said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

Second Quarter 2013 Results
Consolidated

	Financial Highlights (Million US$)
		Special	Currency	Organic
	2Q12	Items	Translation	Growth	2Q13	% As
	(a)	(b)	(c)	(d)	(a+b+c+d)	Reported	% Organic
Total Restaurants	1,858				1,971
Sales by Company-operated Restaurants	865.9		(64.6)	146.4	947.7	9.4%	16.9%
Revenues from franchised restaurants	38.3		(3.2)	6.4	41.5	8.2%	16.7%
Total Revenues	904.2		(67.8)	152.8	989.2	9.4%	16.9%
Comparable Sales						11.6%
Adjusted EBITDA	67.3	(6.3)	(4.4)	10.9	67.4	0.2%	18.2%
Adjusted EBITDA Margin	7.4%				6.8%
Net Income attributable to AD	12.1	(6.3)	(1.3)	4.3	8.8	-27.4%
No. of shares outstanding ('000)	209,529				209,749
Basic EPS ($ per share)	0.06				0.04

(2Q13 = 2Q12 + Special items + Currency translation + Organic growth) Please refer to “Definitions” section for further detail

Arcos Dorados’ second quarter revenues increased by 9.4% to $989.2 million, as organic revenue growth of 16.9% was mainly offset by depreciation of local currencies. Organic revenues were driven by systemwide comparable sales growth of 11.6% and backed by the strong performance of marketing activities across the region. The net addition of 113 restaurants during the last 12-month period contributed $49.5 million in constant currency to revenues. Brazil and SLAD were the primary contributors to revenue growth, reporting double-digit increases in organic revenues and surpassing relevant consumer indicators.

Systemwide comparable sales growth was mainly driven by average check growth. There is a strong marketing calendar in place for 2013, and in the second quarter, the Company focused on highly differentiated activities, new products and flavor introductions such as Quarter Pounder varieties and McFlurry Suflair Dark.

Adjusted EBITDA
($ million)
Breakdown of main variations contributing to 2Q13 Adjusted EBITDA

Adjusted EBITDA for the second quarter was $67.4 million, in line with the $67.3 million generated in the year-ago period. Adjusting for special items and currency impact, organic Adjusted EBITDA grew by 18.2%, reflecting strong comparable sales and contributions from new stores, along with improvements in food & paper and G&A as a percentage of sales. However, they were partially offset by increases in payroll as a percentage of sales.

Special items in both periods consisted of higher corporate G&A of $7.8 million explained by a net charge of $1.5 million in 2Q13 and a gain of $6.3 million in 2Q12 related to the CAD incentive plan. Furthermore, the Company recognized an additional year-over-year benefit in 2Q13 of $1.5 million related to the additional temporary royalty waiver from McDonald’s Corporation for Venezuela (approved in April 2013).

The Adjusted EBITDA margin as a percentage of total revenues decreased by 62 basis points to 6.8% compared to the year-ago period. Margins in the Company’s largest divisions, Brazil and SLAD, improved mainly due to strong comparable sales in the quarter. However, these gains were offset by challenging macroeconomic conditions in certain countries within NOLAD as well as the Caribbean Division.

Net income attributable to the Company was $8.8 million in the second quarter of 2013, compared to $12.1 million in the same period of 2012. The result reflects lower operating results, higher foreign exchange charges and increased interest expense recognized in the quarter, which was partially offset by a decline in income taxes.

Non-operating Results

Non-operating results for the quarter reflected (i) an 11.8% increase in overall funding costs (interest and derivative instruments expenses), mainly due to higher debt levels, and partially offset by the positive impact of the Brazilian devaluation over Real-denominated debt and (ii) higher foreign currency exchange losses mainly resulting from the impact of currency devaluation on intercompany loans.

Income tax expense for the quarter totaled $0.6 million, compared to $7.1 million in the year-ago period. The effective tax rate for the 2Q13 is the consequence of income tax provision based on the first six months’ results and which includes the negative impact on 1Q13 results of the official devaluation of the Venezuelan currency.

The Company reported basic earnings per share (EPS) of $0.04 in the second quarter of 2013, compared to $0.06 in the previous corresponding period. Total weighted average shares for 2Q13 were 209,748,728 as compared to 209,529,412 in 2Q12, reflecting the issuance of shares as a result of the partial vesting of restricted share units.

Analysis by Division:
Beginning January 2013, the Company reorganized its SLAD as well as its Caribbean division. The Venezuela and Colombia operations are now part of the Caribbean division. For comparison purposes, prior year information reflects these changes.

Brazil Division

	Financial Highlights (Million US$)
		Special	Currency	Organic
	2Q12	Items	Translation	Growth	2Q13	% As
	(a)	(b)	(c)	(d)	(a+b+c+d)	Reported	% Organic
Total Restaurants	677				746	10.2%
Comparable Sales						10.0%
Revenues	419.7	(26.2)		65.5	459.0	9.4%	15.6%
Adjusted EBITDA	46.0	(3.0)		9.4	52.5	14.1%	20.5%

Brazil revenues grew by 9.4%, while excluding currency movements, organic revenues grew 15.6%. Systemwide comparable sales growth of 10.0% in the quarter was driven by increased average check over the past twelve months, along with higher guest counts stemming from strong marketing activities. These efforts drove increased traffic in the quarter and helped mitigate a challenging consumer environment, including the impact of street demonstrations in the second half of June.

The net addition of 69 restaurants during the last 12-month period contributed $23.6 million to revenues in constant currency during the quarter. The openings brought the restaurant count to a total of 746.

Adjusted EBITDA increased by 14.1% in the second quarter of 2013. Organic Adjusted EBITDA grew 20.5% and resulted in a 48 basis point improvement in the EBITDA margin in the quarter. The margin expansion was driven by revenue growth, lower food & paper costs as a percentage of sales and lower occupancy and other operating expenses as a percentage of sales. These factors were partly offset by higher payroll as a percentage of sales, mainly due to (i) initial burden of the migration to fixed schedule, but which is expected to stabilize going forward, along with (ii) higher employee benefits.

NOLAD
	Financial Highlights (Million US$)
		Special	Currency	Organic
	2Q12	Items	Translation	Growth	2Q13	% As
	(a)	(b)	(c)	(d)	(a+b+c+d)	Reported	% Organic
Total Restaurants	492				502	2.0%
Comparable Sales						-4.2%
Revenues	95.0		4.6	2.0	101.6	6.9%	2.1%
Adjusted EBITDA	7.4	0.0	(0.0)	(2.5)	4.9	-33.5%	-33.5%

NOLAD’s (Mexico, Panama and Costa Rica) revenues grew by 6.9% or 2.1% on an organic basis, year-over-year. Systemwide comparable sales decreased by 4.2% in the quarter, mainly due to the Easter holiday shift  in Mexico along with increased competition in Costa Rica. The net addition of 10 restaurants during the last 12-month period contributed $5.3 million to revenues in constant currency.

Adjusted EBITDA decreased to $4.9 million from $7.4 million in the previous corresponding period. While food & paper costs as a percentage of sales declined in the quarter, margins were negatively impacted by lower traffic volumes, primarily affecting payroll costs as well as occupancy and other operating expenses. As a result, the Adjusted EBITDA margin decreased to 4.8%.

SLAD
	Financial Highlights (Million US$)
		Special	Currency	Organic
	2Q12	Items	Translation	Growth	2Q13	% As
	(a)	(b)	(c)	(d)	(a+b+c+d)	Reported	% Organic
Total Restaurants	346				369	6.6%
Comparable Sales						21.4%
Revenues	205.8		(28.1)	57.4	235.2	14.3%	27.9%
Adjusted EBITDA	20.0	0.0	(3.7)	8.9	25.2	26.1%	44.8%

SLAD’s (Argentina, Chile, Peru, Ecuador, and Uruguay) revenues grew by 14.3% and 27.9% on an organic basis compared to the second quarter of 2012. Revenue growth was driven by the Argentine operations as consumption and traffic grew, favorably impacted by the strong performance of marketing activities while average check continued to grow in line with inflation. As a result, systemwide comparable sales for the division increased 21.4% in the quarter. The net addition of 23 restaurants during the last 12-month period contributed $14.0 million to revenues in constant currency in the quarter.

Adjusted EBITDA increased by 26.1% or 44.8% on an organic basis. Leverage in most operating costs and expenses as a result of increased revenues resulted in a 101 basis point year-over-year improvement in the Adjusted EBITDA margin to 10.7%.

Caribbean Division

	Financial Highlights (Million US$)
		Special	Currency	Organic
	2Q12	Items	Translation	Growth	2Q13	% As
	(a)	(b)	(c)	(d)	(a+b+c+d)	Reported	% Organic
Total Restaurants	343				354	3.2%
Comparable Sales						14.6%
Revenues	183.6		(18.1)	27.9	193.4	5.3%	15.2%
Adjusted EBITDA	12.9	1.5	(1.4)	(1.8)	11.2	-13.2%	-15.6%

The Caribbean division (Colombia, Venezuela, Puerto Rico, Martinique, Guadeloupe, Aruba, Curaçao, French Guiana, Trinidad & Tobago, and the US Virgin Islands of St. Thomas and St. Croix) reported revenue growth of 5.3%. Excluding currency variations principally related to the devaluation of the Venezuelan Bolivar, organic revenues increased by 15.2% compared to the 2Q12. Systemwide comparable sales grew 14.6%.  Despite challenging consumer conditions, the performance of products such as McMenu in Venezuela and Chicken McBites in Puerto Rico helped mitigate traffic declines. The net addition of 11 restaurants during the last 12-month period contributed $6.5 million to revenues in constant currency during the quarter.

Adjusted EBITDA declined by 13.2% and amounted to $11.2 million in 2Q13. The Company recognized a royalty waiver from McDonald’s Corporation for Venezuela of $2.8 million in the 2Q13 (including $0.8 million of retroactive adjustment as a result of an increase in the full year amount for 2013 from $5 million to $8 million), versus $1.3 million recognized in the 2Q12. On an organic basis, Adjusted EBITDA decreased by 15.6% compared to one year ago, reflecting higher cost of dollar-denominated inputs in Venezuela as well as soft performance in Colombia. These factors more than offset revenue growth, and improved payroll and G&A as a percentage of sales for the division. As a result, the Adjusted EBITDA margin decreased by 124 basis points to 5.8%.

New Unit Development

Total Restaurants (eop)*	June ‘13	Mar. ‘13	Dec. ‘12	Sept. ‘12	June ‘12
Brazil	746	735	731	691	677
NOLAD	502	503	503	496	492
SLAD	369	366	361	350	346
Caribbean	354	355	353	343	343
TOTAL	1,971	1,959	1,948	1,880	1,858
LTM Net Openings	113	116	108	103	91
*Considers company-operated and franchised restaurants at period-end
Note: Information for SLAD and Caribbean reflects the new division restructuring

Gross openings of 130 restaurants over the twelve month period ended June 30, 2013, resulted in a total of 1,971 restaurants, 2,057 Dessert Centers, and 340 McCafe’s. The Company’s openings plan remains on-track, and more than 90% of full year 2013 openings were secured as of period-end.

Balance Sheet & Cash Flow Highlights

Cash and cash equivalents were $128.8 million at June 30, 2013. The Company’s total financial debt (including derivative instruments) was $691.1 million. Net debt was $562.3 million and the Net Debt/Adjusted EBITDA ratio was 1.7x at June 30, 2013.

Cash generated by operating activities was $18.6 million in the second quarter of 2013. During the quarter, capital expenditures amounted to $49.4 million.

First Half 2013

For the six months ended June 30, 2013, the Company’s revenues grew by 7.7% (16.3% on an organic basis) to $1,966.1 million. Additionally, Adjusted EBITDA reached $136.1 million, a decrease of 6.4% compared to the first half of 2012. On an organic basis, Adjusted EBITDA increased by 9.2%, driven by growth in Brazil and SLAD. Revenue growth together with improved G&A as a percentage of sales was partially offset mainly by currency devaluation impact over dollar-denominated costs, particularly in Venezuela, as well as payroll pressure. Year-to-date consolidated net income amounted to $2.2 million, compared with $37.5 million in the first half of last year, mainly explained by lower operating results and foreign exchange losses (generated by the official devaluation of Venezuela’s currency in February of 2013 as well as by the impact of the depreciation of local currencies on intercompany loans) partially offset by lower income taxes. The effective tax rate for the first six months of the year was 74.8% and is also impacted by the aforementioned devaluation in Venezuela. Additionally, capital expenditures amounted to $86.3 million for the period.

Quarter Highlights & Recent Developments

Dividend
On July 5, 2013, the Company paid the second installment of its 2013 Dividends.
The total amount paid was $12.5 million or $0.0596 per share on outstanding Class A and Class B shares.

SLAD Appointment
Alejandro Yapur was appointed Divisional President of SLAD. Previously, Alejandro was the Managing Director of the Southern Cone Region. He graduated from the Universidad de Estudios Empresariales in Buenos Aires, and subsequently went on to earn a Master’s degree in Communications from Universidad Austral. Alejandro has 26 years of experience in the Company and his career commenced as a crew member of the first McDonald’s restaurant in Argentina.

Board Member Appointment
José Fernandez, previously the Divisional President of operations for the South Latin America Division (SLAD), was appointed a board member (Class iii), starting in October 2013. He is a Mechanical Engineer from Instituto Tecnológico Buenos Aires. José began his career at McDonald’s in 1986 and held the positions of Development Director, Development Vice President and Managing Director of Argentina before becoming the Divisional President of SLAD.

Investor Relations Contact
Sofia Chellew
Arcos Dorados - Director, Investor Relations
sofia.chellew@ar.mcd.com
(+5411) 4711-2515
www.arcosdorados.com

Definitions:
Systemwide comparable sales growth refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues, and are indicative of the financial health of our franchisee base.

Constant currency basis refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis.

Organic: To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into three categories: (i) currency translation, (ii) special items and (iii) organic growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared).

(ii) Special items include the impact of events that management does not consider part of the underlying performance of the business. (iii) Organic growth reflects the underlying growth of the business excluding the effect from currency translation and special items.

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,948 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of December 2012. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook for 2013. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Use of Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period. Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating expenses, net and within general and administrative expenses in our statement of income: gains from sale of property and equipment, write-off of property and equipment, contract termination losses, and impairment of long-lived assets and goodwill, and stock-based compensation and bonuses incurred in connection with the Company’s initial public listing.

Second Quarter & First Half 2013 Consolidated Results
(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Six-Months ended
	June 30,		June 30,
	2013	2012	2013	2012
REVENUES
Sales by Company-operated restaurants	947,698	865,877	1,881,761	1,748,716
Revenues from franchised restaurants	41,487	38,335	84,334	77,094
Total Revenues	989,185	904,212	1,966,095	1,825,810
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(334,411)	(308,087)	(665,658)	(612,747)
Payroll and employee benefits	(208,809)	(181,403)	(409,217)	(368,706)
Occupancy and other operating expenses	(260,693)	(237,936)	(523,155)	(474,935)
Royalty fees	(45,750)	(42,944)	(92,192)	(86,937)
Franchised restaurants - occupancy expenses	(15,911)	(13,745)	(31,619)	(27,849)
General and administrative expenses	(83,119)	(74,962)	(163,452)	(152,591)
Other operating expenses, net	(2,143)	(3,862)	(5,236)	(5,556)
Total operating costs and expenses	(950,836)	(862,939)	(1,890,529)	(1,729,321)
Operating income	38,349	41,273	75,566	96,489
Net interest expense	(15,822)	(13,960)	(30,787)	(25,939)
Gain (loss) from derivative instruments	30	(163)	261	(1,326)
Foreign currency exchange results	(12,791)	(7,224)	(35,703)	(11,111)
Other non-operating expenses, net	(374)	(707)	(690)	(1,260)
Income before income taxes	9,392	19,219	8,647	56,853
Income tax expense	(617)	(7,077)	(6,469)	(19,223)
Net income	8,775	12,142	2,178	37,630
Plus(Less): Net loss (income) attributable to non-controlling interests	10	(34)	5	(127)
Net income attributable to Arcos Dorados Holdings Inc.	8,785	12,108	2,183	37,503
Earnings per share information ($ per share):
Basic net income per common share	$ 0.04	$ 0.06	$ 0.01	$ 0.18
Weighted-average number of common shares outstanding-Basic	209,748,728	209,529,412	209,639,676	209,529,412
Adjusted EBITDA Reconciliation
Operating income	38,349	41,273	75,566	96,489
Depreciation and amortization	28,535	22,609	57,656	42,738
Other operating charges excluded from EBITDA computation	520	3,381	2,875	6,116
Adjusted EBITDA	67,404	67,263	136,097	145,343
Adjusted EBITDA Margin as % of total revenues	6.8%	7.4%	6.9%	8.0%

Second Quarter & First Half 2013 Results by Division
(In thousands of U.S. dollars)

	2Q				1H
	Three-Months ended		% Incr.	Constant	Six-Months ended		% Incr.	Constant
	June 30,		/	Curr.	June 30,		/	Curr.
	2013	2012	(Decr.)	Incr/(Decr) %	2013	2012	(Decr.)	Incr/(Decr) %
Revenues
Brazil	459,031	419,743	9.4%	15.6%	919,953	869,712	5.8%	15.7%
Caribbean	193,402	183,581	5.3%	15.2%	384,862	359,779	7.0%	14.6%
NOLAD	101,564	95,043	6.9%	2.1%	199,578	184,486	8.2%	4.7%
SLAD	235,188	205,845	14.3%	27.9%	461,702	411,833	12.1%	24.2%
TOTAL	989,185	904,212	9.4%	16.9%	1,966,095	1,825,810	7.7%	16.3%

Operating Income
Brazil	36,988	34,158	8.3%	14.3%	75,735	84,654	-10.5%	-2.2%
Caribbean	5,444	5,596	-2.7%	21.7%	11,054	12,514	-11.7%	5.8%
NOLAD	(2,693)	858	-413.9%	-362.2%	(5,171)	(2,702)	-91.4%	-71.2%
SLAD	19,455	15,489	25.6%	46.5%	34,170	31,577	8.2%	23.6%
Corporate and Other	(20,845)	(14,828)	40.6%	63.0%	(40,222)	(29,554)	-36.1%	-57.3%
TOTAL	38,349	41,273	-7.1%	2.0%	75,566	96,489	-21.7%	-13.0%

Adjusted EBITDA
Brazil	52,479	45,984	14.1%	20.5%	107,583	108,294	-0.7%	8.7%
Caribbean	11,222	12,928	-13.2%	-2.5%	23,444	25,965	-9.7%	-0.6%
NOLAD	4,896	7,361	-33.5%	-33.5%	9,617	10,430	-7.8%	-8.4%
SLAD	25,191	19,970	26.1%	44.8%	45,596	40,384	12.9%	27.1%
Corporate and Other	(26,384)	(18,980)	39.0%	58.3%	(50,143)	(39,730)	-26.2%	-43.5%
TOTAL	67,404	67,263	0.2%	6.7%	136,097	145,343	-6.4%	1.4%

Average Exchange Rate per Quarter
		Brazil	Mexico	Argentina
2Q13		2.07	12.48	5.24
2Q12		1.96	13.53	4.45

Local $ per 1 US$

Summarized Consolidated Balance Sheet
(In thousands of U.S. dollars)
	June 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	128,841	184,851
Accounts and notes receivable, net	101,812	105,019
Other current assets (1)	319,869	311,628
Total current assets	550,522	601,498
Non-current assets
Property and equipment, net	1,144,619	1,176,350
Net intangible assets and goodwill	64,075	67,271
Deferred income taxes	120,828	133,708
Other non-current assets (2)	87,514	70,336
Total non-current assets	1,417,036	1,447,665
Total assets	1,967,558	2,049,163
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	211,799	244,365
Taxes payable (3)	111,431	125,713
Accrued payroll and other liabilities	181,951	150,690
Other current liabilities (4)	41,703	50,845
Provision for contingencies	108	507
Financial debt (5)	56,714	6,154
Total current liabilities	603,706	578,274
Non-current liabilities
Accrued payroll and other liabilities	35,383	40,115
Provision for contingencies	16,759	20,092
Financial debt (5)	635,741	655,365
Deferred income taxes	7,315	9,007
Total non-current liabilities	695,198	724,579
Total liabilities	1,298,904	1,302,853
Equity
Class A shares of common stock	358,754	351,654
Class B shares of common stock	132,915	132,915
Additional paid-in capital	16,256	18,634
Retained earnings	352,616	400,761
Accumulated other comprehensive loss	(192,845)	(158,821)
Total Arcos Dorados Holdings Inc shareholders’ equity	667,696	745,143
Non-controlling interest in subsidiaries	958	1,167
Total equity	668,654	746,310
Total liabilities and equity	1,967,558	2,049,163

(1) Includes "Other receivables", "Inventories", "Prepaid expenses and other current assets", "Derivative instruments", "Deferred income taxes" and "McDonald’s Corporation’s indemnification for contingencies ".

(2) Includes "Miscellaneous", "Collateral deposits" and "McDonald´s Corporation´ indemnification for contingencies".
(3) Includes "Income taxes payable" and "Other taxes payable".
(4) Includes "Royalties payable to McDonald´s Corporation" and "Interest payable".
(5) Includes "Short-term debt", "Long-term debt" and "Derivative instruments"

Consolidated Financial Ratios
(In thousands of U.S. dollars, except ratios)

	As of	As of
	June 30,	December 31,
	2013	2012
Cash & cash equivalents	128,841	184,851
Total Financial Debt (i)	691,146	659,788
Net Financial Debt (ii)	562,305	474,937
Total Financial Debt / LTM Adjusted EBITDA ratio	2.1	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.7	1.4

(i)
Total financial debt includes short-term debt, long-term debt and derivative instruments (including the asset portion of derivatives amounting to $1.3 million and $1.7 million as a reduction of financial debt as of June 30, 2013 and December 31, 2012, respectively).

(ii)	Total financial debt less cash and cash equivalents.